Action by Unanimous Written Consent of
the members of
Quest Mgmt LLC

The undersigned, being all the members of Quest Mgmt LLC, do hereby consent, to adoption of the following resolutions, and that such action be taken without a meeting of the members.

ACTIONS OF MEMBERS

RESOLVED, that the actions of the members of the company taken by Unanimous Written Consent dated May 25, 2018, are hereby adopted as the actions of the members; and it is further

RESOLVED, that it desires to formally extinguishment of the consulting fee agreement and payable due from Quest Energy Inc and its affiliates; and it is further

RESOLVED, that the foregoing adoption of the actions of the members of the company is taken pursuant to, and by direction of, the members of the company as set forth in the aforementioned Unanimous Written Consent.

Dated: May 25, 2018

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Mark C. Jensen
Member

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Thomas M. Sauve
Member

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Adam B. Jensen
Member

Gregory Q. Jensen
Member

Kirk P. Taylor
Member